News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

For immediate distribution
26 January 2009

Jan Hommen to step down as Chairman and as a Board member of Reed Elsevier

Reed Elsevier announced today that Mr Jan Hommen will step down as Chairman and as a Board member of Reed Elsevier PLC and of Reed Elsevier NV at the companies’ Annual General Meetings on 21 and 22 April 2009 respectively. This follows his appointment as Chief Executive Officer of ING Group from 27 April 2009 on confirmation at the ING Group Annual General Meeting.  The Reed Elsevier Nominations Committee will oversee the process of appointing a successor as Chairman to Mr Hommen.

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Notes to Editors

About Reed Elsevier

Reed Elsevier is a world leading provider of professional information and online workflow solutions in the Science, Medical, Legal, Risk Analytics, and Business sectors.

The group employs more than 35,000 people, including approximately 20,000 in North America. In February 2008, Reed Elsevier reported revenues for 2007 of £4,584m/€6,693m.

Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.